(LOGO OF FAF ADVISORS)

U.S. Bancorp Center                                      KATHLEEN L. PRUDHOMME
800 Nicollet Mall                                       DEPUTY GENERAL COUNSEL
BC-MN-H05F                                          Direct line: (612)303-3738
Minneapolis, MN 55402                                       Fax: (612)303-4223

August 3, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      Rule 17g-1 Fidelity Bond Filing
         Information with Respect to Period Covering July 1, 2006 through June 30, 2007 for the following Investment Companies (each a "Fund"):

            American Income Fund, Inc. (811-05642)
            American Municipal Income Portfolio Inc. (811-07678)
            American Select Portfolio Inc. (811-07838)
            American Strategic Income Portfolio Inc. (811-06404)
            American Strategic Income Portfolio Inc. - II (811-06640)
            American Strategic Income Portfolio Inc. - III (811-07444)
            First American Funds, Inc. (811-03313)
            First American Investment Funds, Inc. (811-05309)
            First American Strategy Funds, Inc. (811-07687)
            First American Minnesota Municipal Income Fund II, Inc. (811-21193) Minnesota Municipal Income Portfolio Inc. (811-07680)
            Mount Vernon Securities Lending Trust (811-21824)

Dear Sir or Madam:

      Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds complex of mutual funds referenced above. Please note for the Commission's records, the following:

      a. A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from July 1, 2006 through June 30, 2007 is enclosed under EXHIBIT 1;

      b. A copy of the resolution from the June 19-21, 2006, meeting of the Board of Directors at which a majority of directors not considered "interested persons" approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2006 through June 30, 2007 is enclosed under EXHIBIT 2;

August 3, 2006
Page 2

      c. A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from July 1, 2006 through June 30, 2007 is enclosed under EXHIBIT 3;

      d. Premiums have been appropriately paid for the period from July 1, 2006 through June 30, 2007; and

      e. A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under EXHIBIT 4.

      Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Kathleen L. Prudhomme

Kathleen L. Prudhomme
Deputy General Counsel

Enclosures

cc w/o enclosures:         Thomas S. Schreier, Jr.
                           Charles R. Manzoni, Jr.
                           Gregory T. McMath